Exhibit 23

Independent Auditors' Consent

The Board of Directors PepsiAmericas, Inc.:

We consent to the incorporation by reference in Registration Statement Nos. 333-64292, 333-46368, and 333-36994 on Forms S-8, Registration Statement Nos. 333-46368 and 333-51324 on Forms S-4 and Registration Statement No. 333-36614 on Form S-3 of PepsiAmericas, Inc. of our report dated February 7, 2003, with respect to the consolidated balance sheets of PepsiAmericas, Inc. and subsidiaries as of the end of fiscal years 2002 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the fiscal years 2002, 2001 and 2000, which report appears in the December 28, 2002, annual report on Form 10-K of PepsiAmericas, Inc.

Our report refers to the Company's adoption of the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of the beginning of fiscal year 2002.

/s/ KPMG LLP

Chicago, Illinois March 25, 2003